Exhibit 99.1

YM BIOSCIENCES’ SUBSIDIARY DELEX THERAPEUTICS TO INITIATE
PHASE IIb TRIAL FOR THE TREATMENT OF ACUTE PAIN WITH
AeroLEF™

MISSISSAUGA, Canada - August 30, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that its subsidiary, DELEX Therapeutics Inc., has received permission from Heath Canada to initiate a randomized Phase IIb study with AeroLEF™, its unique formulation of the opioid, fentanyl, for the treatment of moderate to severe acute pain.

“YM has delivered on its first milestone in its clinical development program for AeroLEF™”, said David Allan, Chairman and CEO of YM BioSciences. “We expect that this trial will continue to demonstrate the important difference that DELEX’s particular approach makes to patients with its pulmonary delivery of opioids when compared to all the other entrants into this large market.”

AeroLEF™, a proprietary fentanyl formulation for inhalation, is designed to provide personalized, patient-controlled analgesia to address the unpredictable variability in analgesic needs that are a hallmark of acute pain episodes, including breakthrough cancer pain.

In a previous single dose Phase IIa study, 95% of post-surgical patients achieved clinically meaningful analgesia following self-administration of AeroLEF™ to treat their moderate to severe pain. Patients reported rapid onset of analgesia followed by an extended duration of pain relief.

“Following a unique dose-to-effect self-titration protocol, the widely variable doses selected by the patients to achieve meaningful pain relief in the Phase IIa study corroborated a number of published observations of the highly variable interpatient experience of acute pain and the high variability between patients in response to analgesics,” said Diana Pliura, President and CEO of DELEX Therapeutics. “To our knowledge, AeroLEF™ is the only product that provides the prospect of personalized, patient-controlled dosing to match each patient’s individual pain event which, by definition, offers ‘the right dose each time’.”

The Phase IIb trial is expected to be initiated in Q4, 2005, in Canada, at six to eight sites. It will be a randomized, double-blinded, placebo-controlled study designed to evaluate the safety and efficacy of multiple doses of AeroLEF™ for management of pain in post-surgical patients following elective orthopedic surgeries. The trial is expected to enroll approximately 120 patients and complete recruitment in Q1, 2006, with the prospect of a final report in Q2, 2006.

About DELEX
DELEX Therapeutics Inc. is a wholly-owned subsidiary of YM BioSciences Inc. DELEX develops products that deliver therapeutics to the systemic circulation via inhalation through the lungs. Using DELEX’s proprietary Rapid Onset and Sustained Effect Delivery System (ROSE-DS) platform technology, AeroLEF™ offers the opportunity for patient controlled analgesia for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing fixed dose delivery technologies.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody for which Phase II clinical data were released in 2005 in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May, 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company and in August, 2005 acquired a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com